Dimensional

October 28, 2019

Via EDGAR

Mark A. Cowan
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Mr. Cowan

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Mr. Cowan:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 237/239 to the Registration Statement of the Registrant (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 21, 2019, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), for the purposes of registering the Global Social Core Equity Portfolio (the “Portfolio”).

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Prospectus

1.       Comment.  Please update EDGAR with the Portfolio’s ticker symbol for the applicable share class.

Response.  The Registrant will update EDGAR accordingly.

2.       Comment.  Please explain this management fee to the staff, we may have additional comments. If the Portfolio doesn’t pay the Advisor because the Advisor is getting compensated from underlying funds, this should be made clear.

Response.  The Advisor is not paid a fee for the services it provides as investment advisor to the Portfolio.  In addition, the first sentence in the “Principal Investment Strategies” section of the Prospectus notes that the “Portfolio generally allocates its assets among other mutual funds managed by the Advisor….”  The Registrant has, however, revised the “Management of the Fund—Management Fees” section of the Prospectus to note that “as a shareholder of the

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Underlying Funds, the Portfolio pays its proportionate share of the management fees paid to the Advisor by the Underlying Funds.”  In addition, in accordance with Instruction 3(f)(i) of Item 3 of Form N-1A, the Registrant discloses in a subcaption titled “Acquired Fund Fees and Expenses” the fees and expenses incurred indirectly by the Portfolio as a result of investment in shares of one or more acquired funds.

3.       Comment.  Is the 0.33% shown on Acquired Fund Fees and Expenses (“AFFE”) the expenses associated with investing securities lending cash in the Money Market Series?  Please explain. This disclosure should be clarified. Is there no AFFE associated with investments in underlying funds?

Response.  The Registrant respectfully declines to revise such disclosure.  As noted above, the “Principal Investment Strategies” section of the Prospectus discloses that the “Portfolio generally allocates its assets among other mutual funds managed by the Advisor….” In accordance with Instruction 3(f)(i) of Item 3 of Form N-1A, the Registrant discloses in a subcaption titled “Acquired Fund Fees and Expenses” the fees and expenses incurred indirectly by the Portfolio as a result of its investments in shares of one or more acquired funds (i.e., the Underlying Funds).  The footnote clarifies that the expenses the Portfolio incurs indirectly through investing in its Underlying Funds are included in the Portfolio’s expense assumption agreement limit; however, the limit excludes any expenses that the Portfolio could incur indirectly through investment of its securities lending cash collateral in the Money Market Series.

4.       Comment.  In addition, the Portfolio should disclose either in the footnote, or further back in the Prospectus in response to Item 10, that it may only make repayments to the Advisor if such repayment does not cause the Portfolio’s expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at the time such amounts were waived; and (2) the Portfolio’s current expense cap. Also please clarify what is meant by “under certain circumstances….”

Response.  The disclosure referenced above is included in the “Management of the Fund—Expense Assumption Agreement” section of the Prospectus.  In addition, as noted in the disclosure, since the maximum amount that can be assumed under the expense assumption agreement is the full amount of the ordinary other expenses incurred directly by the Portfolio (i.e., since the Portfolio does not charge a management fee), the Portfolio Expenses of the Portfolio could exceed the expense limitation amount if the Portfolio’s Acquired Fund Fees and Expenses exceeded 0.36%.

5.       Comment.  Please specify the capitalization range in light of the disclosure in the “Principal Investment Strategies” section of the Prospectus that the Portfolio seeks to achieve exposure to a broad portfolio of securities of U.S. and non-U.S. companies with greater emphasis on small capitalization.

Response. The Registrant respectfully declines to include such disclosure.  The Portfolio’s name does not suggest that the Portfolio focuses its investments in small

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capitalization companies (i.e., which would require the Portfolio to define such term in discussing its investment objective and strategies in the Prospectus).

6.       Comment.  Please disclose how the Portfolio defines non-U.S. companies (e.g., issuers who are not domiciled or headquartered in the U.S. or  principally listed in U.S. markets).

Response. The requested disclosure has been inserted into the Portfolio’s Statement of Additional Information (“SAI”) under the “Issuer Location” section.

7.       Comment.  According to the “Investment Limitations” section of the SAI, the Portfolio does not currently intend to borrow money for investment purposes. Please confirm this is the reason for omitting “plus any borrowing for investment purposes” from the Portfolio’s 80% policy.

Response.  The Registrant confirms that is the reason for omitting such disclosure.

8.       Comment.  The term “social core” refers to a type of investment and is subject to an 80% policy.  Please revise to state that Portfolio will also invest 80% of its net assets in companies that comply with the social issues focus of the Portfolio.

Response. The Registrant respectfully declines to add “social” to the Portfolio’s 80% policy because such adjective is a strategy of the Portfolio, rather than a type of investment.  The Registrant notes that Rule 35d-1 under the 1940 Act requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, the SEC Staff stated in the releases proposing and adopting Rule 35d-1 that the rule does not apply to a fund name that connotes a type of investment strategy. The Registrant notes that the term “social” in the Portfolio’s name refers to the Portfolio’s investment strategy, pursuant to which the Advisor employs screens described in the Prospectus for its social strategy.  While the social strategy is not included in the 80% policy, the Registrant is cognizant that pursuant to Section 35(d) of the 1940 Act, the Portfolio’s name may not be materially deceptive or misleading and plans to use the social strategy accordingly.

9.       Comment.  As an 80% policy is required, please note that the 80% policy is an asset-based test (and not an exposure test).  Because the Registrant intends to include derivatives as part of its 80% policy, the Registrant must value the derivatives for purposes of the names rule on a mark-to-market basis (i.e., using the current market price of the derivative, or if it is an OTC derivative, its fair value).  Please include disclosure stating this (though it need not be in item 4 of Form N-1A).

Response.  The Registrant confirms that, for purposes of the 80% policy, the value of the derivatives in which the Portfolio will invest will be calculated in the same way that the value of derivatives is calculated when calculating the Portfolio’s net asset value.  Derivative instruments are valued at market price (not notional value) and may be fair valued, for purposes of

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calculating the Portfolio’s net asset value, as disclosed in the “Portfolio Characteristics and Policies” section of the SAI.  As noted in General Instruction C.1(c) of Form N-1A, the disclosure in the Prospectus should avoid “simply restating legal or regulatory requirements to which Funds generally are subject.” Further, the Registrant does not believe such disclosure is easy to understand language that an average or typical investor who may not be sophisticated in legal or financial matters would understand. Accordingly, the Registrant has included such disclosure in the SAI since some investors may find it useful.

10.       Comment.  Please reconcile the disclosure stating that the “Portfolio and Underlying Funds may invest in such money market funds and other short-term investments to manage cash pending investment in other securities or to maintain liquidity for the payment of redemptions or other purposes” with the other disclosure that says money market investments are for securities lending.

Response.  The Registrant respectfully declines to revise the disclosure. In the “Principal Investment Strategies” section of the Prospectus, the Portfolio discloses that the Portfolio and Underlying Funds may invest in money market funds and other short-term investments to manage cash pending investment in other securities or to maintain liquidity for the payment of redemptions or other purposes.  The Portfolio also clearly discloses its investments of cash collateral received in connection with securities lending, a separate and distinct strategy of the Portfolio, in the “Securities Loans” section of the Prospectus.

11.       Comment.  The percentages listed in the “Principal Investment Strategies” section of the Prospectus with respect to the social issues screens are more than de minimis and seem more liberal than the S&P.  Please explain why these percentages are appropriate, or revise.

Response.  The Registrant believes the percentages are appropriate and clearly disclosed to potential investors. As noted in the “Additional Information on Investment Objective and Policies—Applying the Portfolio’s Social Criteria” section of the Prospectus, in most cases, a Social Screen Portfolio and the Advisor do not determine which securities to exclude pursuant to such Social Screen Portfolio’s social issue screens. Instead, the Social Screen Portfolios and the Advisor generally rely on the social investment research provided by MSCI ESG Research LLC, an independent third party which is generally in the business of providing social investment research on publicly traded companies. Through its research, MSCI ESG Research LLC determines if and when a company’s activities are significant enough to warrant exclusion under a Portfolio’s social issue screens.  Further, as noted, MSCI ESG Research LLC may periodically modify its social criteria screening process.

12.       Comment.  Please insert “and exclude from investment consideration” in the statement that “the Portfolio’s and Underlying Funds’ social issue screens are designed to identify companies….”

Response.  The Registrant respectfully declines to revise the disclosure and notes that the sentence immediately preceding such statement notes that “the Portfolio and each Underlying Fund seek to exclude from their investment portfolios those companies that are identified by the

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Portfolio’s and Underlying Funds’ social issue screens, as further discussed below.”  In addition, the Portfolio further clarifies the application of its social criteria in the “Additional Information on Investment Objective and Policies—Applying the Portfolio’s Social Criteria” section of the Prospectus.

13.       Comment.  In light of the reference in the “Derivative Risks” in the “Principal Risks” section of the Prospectus, will the Portfolio invest in foreign exchange forward contracts?  If so, identify such strategy in the “Principal Investment Strategies” section of the Prospectus above.

Response.  The Portfolio’s international and emerging markets Underlying Funds, and the Portfolio, to the extent it invests directly, may invest in foreign exchange forward contracts.  Accordingly, the Registrant has revised the disclosure.

14.       Comment.  Please clarify which risks the following disclosure is referring to in the “Securities Lending Risk” in the “Principal Risks” section of the Prospectus: “To the extent that the Portfolio holds securities directly and lends those securities, it will be also subject to the foregoing risks with respect to its loaned securities.”

Response.  The Registrant respectfully declines to revise the disclosure. The Portfolio is a fund of funds and does not lend shares of the Underlying Funds, as disclosed in the “Investment Limitations” section of the SAI.  Accordingly, in the “Securities Lending Risk” in the “Principal Risks” section of the Prospectus, the Portfolio describes the associated risks of securities lending with respect to the Underlying Funds’ loaned securities.  The Registrant believes the disclosure as written clearly discloses that, to the extent the Portfolio holds securities directly and lends such securities, it would be subject to the same risks describes immediately before such statement with respect to the Underlying Funds’ loaned securities.

15.       Comment.  Please inform the staff as to the broad based securities index the Portfolio will show in the performance table when available.

Response.  The Registrant confirms supplementally that, currently, it is anticipated that the broad-based securities market index to be used by the Portfolio is the MSCI All Country World Index (net dividends); however, this is subject to change in the future.

16.       Comment.  Please state the investment objective and that it can’t be changed without shareholder approval.

Response.  The Portfolio discloses its investment objective in the summary section of the Prospectus in response to Item 2 of Form N-1A. Further, General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.  In addition, Item 9 of Form N-1A requires a fund to state, if applicable, that its investment objective may be changed without shareholder approval. The Registrant supplementally confirms that the Portfolio’s investment objective is fundamental, and,  accordingly, it may not be changed without shareholder approval.

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17.       Comment.  The Item 9 disclosure appears to include additional disclosure regarding only one principal risk. Item 9 should provide a complete description of the Portfolio’s principal risks, not merely “additional information.” Item 4 of Form N-1A is intended to be a summary of the more fulsome disclosure required by Item 9 of Form N-1A.  Please revise the risk disclosure here to include full disclosure of all principal risks.

Response.  The Portfolio discloses all of its principal risks in the “Principal Risks” section of the Prospectus in response to Item 4(b)(1) of Form N-1A. General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.  The Registrant believes that each risk is appropriately disclosed in the “Principal Risks” section of the Prospectus. The Registrant does not believe it would be appropriate to shorten or summarize the current disclosure. To the extent that the Registrant believes additional information for any such risk is necessary and appropriate, additional detail is (e.g., “Derivatives Risk”) and will be provided in response to Item 9(c) in the “Additional Information on Investment Objective and Policies” section.

18.       Comment.  The fee table says management fees are 0.00%, but in the “Management Funds—Management Fees” section of the Prospectus it implies the Portfolio anticipates advisory fees.  Please reconcile.

Response. The Registrant has revised the disclosure accordingly to clarify that the Advisor is not paid a fee for the services it provides as investment advisor to the Portfolio.

19.       Comment.  We note there is no sub-advisory fee disclosure in the SAI. Is this a true no management fee fund?  Otherwise, disclosure of a multi-manager fund’s aggregate advisory fee is required in the fund’s Prospectus (in both the management fee line item of the fee table and in Item 10(a) of Form N-1A).  A fund must also disclose more detailed information regarding a primary adviser’s and sub-advisor’s compensation pursuant to Item 19(a)(3) of Form N-1A. Please note, the SEC staff considers all subadvisory fees to be payable by the fund regardless of whether the fees are paid directly by the fund, or indirectly by way of the primary adviser.  Ultimately, the fund pays any sub-advisory fees.

Response.  As noted above, the Advisor is not paid a fee for the services it provides as investment advisor to the Portfolio.  In addition, the sub-advisory fees of the Portfolio are paid by the Advisor as opposed to being paid by the Portfolio.  The only indirect management/advisory fees the Portfolio pays are through its investments in the Underlying Funds.  As noted above, disclosure has been added to the “Management of the Fund—Management Fees” section of the Prospectus to note that Advisor is not paid a fee for the services it provides as investment advisor to the Portfolio, but that as a shareholder of the Underlying Funds, the Portfolio pays its proportionate share of the management fees paid to the Advisor by the Underlying Funds.

20.       Comment.  Does the Portfolio have aggregate fee disclosure relief?

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Response.  As noted above, the Portfolio does not pay the Advisor a fee for the services it provides as investment advisor to the Portfolio; however, the Registrant confirms that it has aggregate fee disclosure relief.1

Statement of Additional Information (SAI)

21.       Comment. With respect to the “Management Fees” section of the SAI, please see the above comments regarding management fee disclosure (if applicable).

Response: As noted on page 21 of the SAI, the Advisor is not paid a fee for the services it provides as investment advisor to the Portfolio.

Part C

22.       Comment.  Please file the actual expense assumption agreement of the Portfolio, rather than the form of,  with the 485(b) filing.

Response.  The actual expense assumption agreement for the Portfolio will be executed following the date of the 485(b) filing; however, once executed, the executed version of the agreement will be filed in connection with a future post-effective amendment for the Registrant.

23.       Comment.  Please file a securities opinion with respect to the Portfolio as an exhibit to the Part C.

Response.  The securities opinion for the Portfolio will be included as an exhibit to the Part C filed with the 485(b) filing.

* * * * * *

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Ryan P. Buechner
Ryan P. Buechner, Esq.
Vice President and Assistant Secretary
DFA Investment Dimensions Group Inc.

1 See DFA Investment Dimensions Group Inc., et al., Investment Company Act Release Nos. 32406 (Dec. 29, 2016) (notice) and 32433 (Jan. 24, 2017) (order).